SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      [X] ANNUAL REPORT PURSUANT TO SECTION
                      15(d) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 [NO FEE REQUIRED, EFFECTIVE
                                OCTOBER 7, 1996].

                   For the fiscal year ended December 31, 2008
                   -------------------------------------------

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                           OF 1934 [NO FEE REQUIRED].

    For the transition period from _______________ to _______________

                        Commission File Number 001-33223

                          A. Full title of the plan and
                           the address of the plan, if
                           different from that of the
                               issuer named below:

     Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust

      B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Oritani Financial Corp.
                                370 Pascack Road
                    Township of Washington, New Jersey 07676

                              REQUIRED INFORMATION

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

          * Other schedules required by Section 2520.103-10 of the Department if Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                                                           Page
                                                                          Number

     (a)  Financial Statements of the Plan

               Report of Independent Registered Public Accounting Firm....... 1

               Statements of Net Assets Available for Plan Benefits as of
               December 31, 2008 and 2007.................................... 2

               Statement of Changes in Net Assets Available for Plan Benefits
               for the Year Ended December 31, 2008.......................... 3

               Notes to Financial Statements................................. 4

     (b)  Schedule *

               Schedule of Assets Held End of Year Schedule H, Line 4i as of
               December 31, 2008............................................. 9

          * Other schedules required by Section 2520.103-10 of the Department if Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

     (c)  Index to Exhibits.................................................. 10

     (d)  Signature.......................................................... 11

             Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants Oritani Savings Bank Employees Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 4 to the financial statements, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.


/s/ Withum Smith+Brown, PC
Morristown, New Jersey
July 6, 2009

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
--------------------------------------------------------------------------------


                                                                                               2008                  2007
                                                                                           ---------------     ---------------
Assets
Investments, at fair value
  Cash and cash equivalents                                                                $       300,465     $       145,402
  Interest in common/collective trusts                                                           2,638,379           3,253,395
  Mutual funds                                                                                       3,125               3,727
  Oritani Financial Corp. stock                                                                  2,221,858           1,641,730
  Participant loans                                                                                128,197              55,155
                                                                                           ---------------     ---------------
                                                                                                 5,292,024           5,099,409
Contributions receivable:
  Employer                                                                                          18,044              15,584
  Employee                                                                                          77,849              41,539
                                                                                           ---------------     ---------------
                                                                                                    95,893              57,123

Other receivables                                                                                    1,496                 254
                                                                                           ---------------     ---------------
                                                                                                 5,389,413           5,156,786
Payables
  Acquisition payables                                                                              44,254                   -
  Administrative payables                                                                              844                 674
                                                                                           ---------------     ---------------
                                                                                                    45,098                 674
                                                                                           ---------------     ---------------

Net assets available for plan benefits at fair value                                             5,344,315           5,156,112

Adjustment from fair value to contract value for interest in
  collective trust relating to fully benefit-responsive investment contracts                         5,914                   -
                                                                                           ---------------     ---------------

Net assets available for plan benefits                                                     $     5,350,229     $     5,156,112
                                                                                           ===============     ===============




The Notes to Financial Statements are an integral part of these statements.

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008
--------------------------------------------------------------------------------

Additions
  Investment income
    Net decpreciation in fair value of investments                     $       (307,758)
    Interest and dividend income                                                 10,635
                                                                       ----------------
      Net investment loss                                                      (297,123)

  Contributions
    Employer                                                                    133,482
    Participant                                                                 510,041
                                                                       ----------------
                                                                                643,523
                                                                       ----------------
      Total additions                                                           346,400
                                                                       ----------------

Deductions
  Participant distributions                                                     121,155
  Administrative expenses                                                        31,128
                                                                       ----------------
    Total deductions                                                            152,283
                                                                       ----------------

Net increase in net assets                                                      194,117

Net assets available for benefits, beginning of the year                      5,156,112
                                                                       ----------------
Net assets available for benefits, end of the year                     $      5,350,229
                                                                       ================




The Notes to Financial Statements are an integral part of this statements.

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

1.   Description of Plan

     The following description is provided for general information summary purposes. Participants of the Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") should refer to the Summary Plan document for more detailed and complete description of the plan provisions.

     General
     The Plan is a defined contribution employee savings plan covering all eligible employees of Oritani Bank (the "Bank"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions
     Participating employees with one or more years of credit service are entitled to contribute to the Plan up to 50% (subject to certain IRS limitations) of their compensation, as defined in the Plan.

     The Bank matches up to 50% of the participants before tax contributions, up to 6% of compensation.

     Vesting
     Plan participants are 100% vested in the account balance attributable to their voluntary contributions, as well as employer matching contributions, including related earnings therein.

     Investment Options
     A participant can elect to invest amounts credited to their account in any of the following investment funds: Pentegra Stable Value Fund, SSgA Aggressive Strategic Balanced Securities LSF, SSgA Conservative Strategic Balanced Securities LSF, SSgA Daily EAFE Index Securities LSF, SSgA Growth Index Securities LSF, SSgA Long U.S. Treasury Index Securities LSF, SSgA Moderate Strategic Balanced Securities LSF, SSgA NASDAQ 100 Index Securities NLSF, SSgA REIT Index Securities NLSF, SSgA Russell 2000 Index Securities LSF, SSgA S&P 500 Flagship Securities LSF, SSgA S&P Midcap Index Securities LSF, SSgA Value Index Securities LSF, SSgA Aggregate Bond Fund and Oritani Financial Corp. Stock

     Administrative Expenses
     Trustee, professional and consulting fees are paid by the Plan.

     Payment of Benefits
     Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 701/2, except to the extent that their vested account balance as of the date of termination is less than $500.00; in which case interest in the Plan will be cashed out and payment forwarded to them. On termination of service due to death, the value of the entire account will be payable to the participant's beneficiary in the form of a lump sum payment, annual installments, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

     Participant Loans
     Eligible participants may borrow from $1,000 up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The rate of interest for the term of the loan will be established as of the loan date, and is a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution (e.g., Barron's Prime Rate (base rate) plus 1%). The fair value disclosures relative to participant loans are not significant to these financial statements

     Distributions
     During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements are prepared using the accrual method of accounting.

     Payment of Benefits
     Amounts paid to participants are recorded upon distribution.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     Investment Valuation and Income Recognition
     Investments in securities are valued at the fair market value on the last business day of the year based on quoted market rates from national stock exchanges. Investments in common/collective trusts, are based on fair value of underlying investments as determined by the fund sponsor. Participant loan receivable are valued at cost, which approximates fair value.

     As described in Financial Accounting Standards Board (FASB) Staff Position
     (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contract through a common collective trust (Pentegra Stable Value Fund). As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract for fully benefit-responsive investment contracts. The estimated fair value of the Plan's interest in the Pentegra Stable Value Fund are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows and security-backed contract are based on the estimated fair value of the underlying securities and the estimated fair value of the wrapper contract. The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Risks and Uncertainties
     The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Oritani Financial Corp., parent company of the Bank. These investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

     The Oritani Financial Corp. common stock is subject to various risks including concentration risk since the fund invests primarily in the common stock of Oritani Financial Corp. and therefore the performance of the fund is primarily determined by the performance of Oritani Financial Corp. common stock. The market price of Oritani Financial Corp. common stock is dependent on a number of factors, including the financial condition and profitability of Oritani Financial Corp. and Oritani Bank. In addition, the market price for Oritani Financial Corp. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as unforeseen events not necessarily within the control of management or the board of directors of Oritani Financial Corp. and Oritani Bank.

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

     Effects of New Accounting Pronouncements

     In September 2006, the FASB issued Statement No. 157, Fair value Measurement ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan adopted this statement, effective January 1, 2008, see note 4 for applicable disclosures

     In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No.115 ("FAS 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates and is expected to expand the use of fair value measurement. FAS 159 is effective for fiscal years beginning after November 15, 2007. Upon adoption, the Plan did not elect the fair value option for eligible items that existed at January 1, 2008.

     The Plan is not aware of other new accounting standards that were required to be adopted in 2008, or yet to be adopted, that would impact the Plan's 2008 or prospective financial statements.

3.   Investments

     The following presents investments at December 31 that represented 5% or more of the Plan's net assets:


                                                        2008                2007
                                                  ---------------     ---------------
     Oritani Financial Corp. Stock Fund           $     2,221,858     $     1,641,730
     Pentegra Stable Value Fund**                         648,939             510,334
     SSgA S&P 500 Flagship Securities LSF                 821,628           1,256,300
     SSga Midcap Index Securities LSF                     320,919             524,355

     **-represents contract value


     For the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $307,758. The net depreciation, by investment category, is as follows:

     Common stock                                 $       604,982
     Common/collective trusts                            (912,740)
                                                  ---------------
                                                  $      (307,758)
                                                  ===============

     For the year ended December 31, 2008, investment and advisory expenses were $31,128.

4.   Fair Value Measurements

     Effective January 1, 2008, the Plan adopted FAS 157. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of FAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Plan has adopted the provisions of FAS 157 with respect to its financial assets and liabilities only. FAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under FAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------


     Level 1 Quoted prices in active markets for identical assets or liabilities.

     Level 2 Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

     Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

     In accordance with FAS 157, the following table represents the Plan's fair value hierarchy for its financial assets (cash and cash equivalents) measured at fair value on a recurring basis as of December 31, 2008:

     Investments:


                                                               Fair Value Measurements at December 31, 2008
                                                       Total         (Level 1)        (Level 2)        (Level 3)
     Cash and cash equivalents                     $      300,465  $       300,465  $            -   $            -
     Interest in Common/Collective Trusts               2,638,379        1,995,354         573,124           69,901
     Mutual funds                                           3,125            3,125               -                -
     Oritani Financial Corp. Stock Fund                 2,221,858        2,221,858               -                -
                                                   --------------  ---------------  --------------   --------------
                                                   $    5,163,827  $     4,520,802  $      573,124   $       69,901
                                                   ==============  ===============  ==============   ==============


     The following is a reconciliation for assets for which Level 3 inputs were used in determining fair value:

     Beginning balance                                         $          32,487
     Change in unrealized appreciation                                     7,346
     Net purchases, sales, issuances and settlements                      30,068
                                                               -----------------
     Ending Balance                                            $          69,901
                                                               =================


     The fair market value adjustment for 2007 was deemed immaterial.

5.   Tax Status

     The Plan has received determination letter from the Internal Revenue Service dated January 31, 2006, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6.   Plan Termination

     The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

7.   Party-in- Transactions

     The Plan has investments in common stock of Oritani Financial Corp. and shares of mutual funds managed by Bank of New York, the Plan's investment manager. Accordingly, these transactions qualify as party-in-interest transactions.

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2008 and 2007
--------------------------------------------------------------------------------

8.   Reconciliation to Form 5500

     Differences between the financial statements and the Form 5500 relates to the Trustee reporting Plan activity on the cash basis (versus accrual basis) for Form 5500. The following is a reconciliation of net assets available for benefits and contributions as of December 31, 2008:


                                                                        2008                2007
                                                                   ---------------     ---------------
     Net assets available for benefits as reported in the
       Statement of Net Assets Available for Benefits              $     5,350,229     $     5,156,112
         Contributions receivable                                          (95,893)            (57,123)
     Net assets available for benefits as disclosed in
                                                                   ---------------     ---------------
       Form 5500, Schedule H                                       $     5,254,336     $     5,098,989
                                                                   ===============     ===============


     The following is a reconciliation of contributions and change in net assets per the financial statements for the year ended December 31, 2008, to Form 5500:


                                                                                            Change in
                                                                       Contributions        Net Assets
                                                                     -----------------   -----------------
     As disclosed in the financial statements                        $         643,523             194,117
     Contributions receivable-beginning of year                                 57,123              57,123
     Contributions receivable-end of year                                      (95,893)            (95,893)
                                                                     -----------------   -----------------
     As disclosed in Form 5500, Schedule H                           $         604,753           $ 155,347
                                                                     =================   =================


Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust Schedule H, Part IV - Line 4i
Schedule of Assets Held at End of Year
ID# 22-1174955; Plan# 001
December 31, 2008


                                                                      (c) Description of
                                                                     Investment Including
                                                                      Maturity Date, Rate
             (b) Identity of Issuer, Borrower                       of Interest, Collateral,                   (e) Current
 *(a)              Lessor or Similar Party                           Par, or Maturity Value     (d) Cost **       Value
-----  ------------------------------------------------------  ------------------------------  -------------  -------------
       Cash and Cash Equivalents
       -------------------------
       Cash                                                                                        **         $      55,402
       Collective Short Term Investment Fund                                  70,884 shares        **                70,884
       SSgA U.S. Government Money Market                                     174,179 shares        **               174,179
                                                                                                              -------------
         Total Cash and Cash Equivalents                                                                            300,465
                                                                                                              -------------
       Interest in Common/Collective Trusts
       ------------------------------------
  *    Pentegra Stable Value Fund                                             57,009 units         **               643,025
       SSgA Aggressive Strategic Balanced Securities LSF                      10,814 units         **                96,342
       SSgA Conservative Strategic Balanced Securities LSF                     4,830 units         **                71,022
       SSgA Daily EAFE Index Securities LSF                                    8,212 units         **               110,238
       SSgA Growth Index Securities LSF                                        7,546 units         **                61,599
       SSgA Long U.S. Treasury Index Securities LSF                           14,392 units         **               208,757
       SSgA Moderate Strategic Balanced Securities LSF                         4,376 units         **                50,947
       SSga NASDAQ 100 Index NLSF                                              4,792 units         **                36,045
       SSgA REIT Index NLSF                                                    1,342 units         **                22,122
       SSgA Russell 2000 Index Securities LSF                                  5,347 units         **                89,847
       SSgA S&P 500 Flagship Securities LSF                                    4,592 units         **               821,628
       SSgA S&P Midcap Index Securities LSF                                   16,513 units         **               320,919
       SSgA S&P Value Index Securities LSF                                    13,784 units         **               105,888
                                                                                                              -------------
         Total Interest in Common/Collective Trusts                                                               2,638,379
                                                                                                              -------------
       Investment in Mutual Funds
       --------------------------
       SSgA Aggregate Bond Fund                                                  161 units         **                 3,125
                                                                                                              -------------
       Investment in Employer Securities
       ---------------------------------
  *    Oritani Financial Corp. Stock                                                               **             2,221,858
                                                                                                              -------------
       Participant Loans                                             Interest ranging from 5% to 9.25%              128,197
                                                                                                              -------------
                                                                                                              $   5,292,024
                                                                                                              =============

       *  Party-in-interest
       ** Cost omitted for participant directed investments




See Report of Independent Registered Public Accounting Firm.

                                  EXHIBIT INDEX


Exhibit Number      Exhibit


23.1                Consent of Independent  Registered Public Accounting Firm

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    ORITANI SAVINGS BANK EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN

Date: July 6, 2009                 By:     /s/ Kevin Lynch
                                           -------------------------------------
                                    Name:  Kevin Lynch
                                    Title: President and Chief Executive Officer
                                           Oritani Bank

                                                                    Exhibit 23.1


            Consent of Independent Registered Public Accounting Firm
            --------------------------------------------------------


The Board of Directors
Oritani Financial Corp.:

We consent to incorporation by reference in the Registration Statement No. 001-33223 of Oritani Financial Corp. on Form S-8 of our report dated July 6, 2009, relating to the financial statements appearing in this Annual Report on Form 11-K of Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust.


/s/ Withum Smith + Brown, PC
Morristown, New Jersey
July 6, 2009